Filed by Western Asset Global Partners Income Fund Inc. (File No. 811-07994)

and Western Asset Global High Income Fund Inc. (File No. 811-21337)

pursuant to Rule 425 of the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

This communication is not intended to, and shall not,

constitute an offer to purchase or sell securities.

Western Asset Global Partners Income Fund Inc. and Western Asset Global High Income Fund Inc.

Announce Board Approval of Proposed Merger Plan

New York — (Business Wire) — November 16, 2015. Western Asset Global Partners Income Fund Inc. (NYSE: GDF) and Western Asset Global High Income Fund Inc. (NYSE: EHI) today announced approval by each Fund’s Board of Directors of a proposal to merge Western Asset Global Partners Income Fund Inc. with and into Western Asset Global High Income Fund Inc., subject to approval by the stockholders of each Fund. If approved, the merger is anticipated to occur during the second quarter of 2016.

Western Asset Global Partners Income Fund Inc. and Western Asset Global High Income Fund Inc. have similar investment objectives. Western Asset Global Partners Income Fund Inc.’s primary investment objective is to maintain a high level of current income and its secondary objective is to seek capital appreciation. Western Asset Global High Income Fund Inc.’s primary investment objective is high current income and its secondary investment objective is total return.

If the proposed merger is approved by the stockholders of both Funds, stockholders of Western Asset Global Partners Income Fund Inc. would receive common stock of Western Asset Global High Income Fund Inc., based on each Fund’s respective net asset value per share.

In recommending the merger to each Board of Directors, the Funds’ investment adviser and sub-adviser, Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company, respectively, among other things noted the similar investment objectives and similar investment policies and strategies of the Funds, and that Western Asset Global Partners Income Fund Inc. is smaller than Western Asset Global High Income Fund Inc. and has higher operating expenses as a percentage of net assets. Management and each Board of Directors believe it is in the best interests of stockholders to merge Western Asset Global Partners Income Fund Inc. with and into Western Asset Global High Income Fund Inc. in part because the combined Fund may benefit from economies of scale, as one set of fixed expenses would be spread over a larger asset base, as well as from enhanced market liquidity. Furthermore, stockholders of Western Asset Global Partners Income Fund Inc. would likely benefit from greater asset diversification, lower overall expenses and enhanced market liquidity as part of a larger Fund. Stockholders of Western Asset Global High Income Fund Inc. may benefit from greater asset diversification in addition to a more streamlined high yield product offering, allowing for more focused marketing and shareholder servicing efforts.

In connection with the proposal to merge Western Asset Global Partners Income Fund Inc. with and into Western Asset Global High Income Fund Inc., Western Asset Global Partners Income Fund Inc. and Western Asset Global High Income Fund Inc. intend to file a combined proxy statement and prospectus with the Securities and Exchange Commission (“SEC”). Investors and stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information. When filed with the SEC, the proxy statement and prospectus and other documents filed by the Funds will be available free of charge at the SEC’s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Funds at 1-888-777-0102.

Western Asset Global Partners Income Fund Inc., Western Asset Global High Income Fund Inc., their directors and executive officers and investment adviser, members of their management and employees may be deemed to be participants in the solicitation of proxies from the Funds’ stockholders in connection with the proposed merger. Information concerning the interests of the participants in the solicitation will be set forth in the proxy statement and prospectus and stockholder reports of both Funds on Form N-CSR, to be filed with the SEC.

As of September 30, 2015, Western Asset Global Partners Income Fund Inc. had total assets of approximately $207 million and Western Asset Global High Income Fund Inc. had total assets of approximately $469 million. Each Fund is a non-diversified closed-end management investment company managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, Western Asset Management Company Limited, and Western Asset Management Company Pte. Ltd., affiliates of the investment adviser. Western Asset Global Partners Income Fund Inc. is also sub-advised by Western Asset Management Company Ltd, an affiliate of the sub-adviser.

For more information, please call Investor Relations: 888-777-0102, or consult either Fund’s web site at www.lmcef.com. Hard copies of each Fund’s complete audited financial statements are available free of charge upon request.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUNDS. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON EACH FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.

ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN EACH FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Media Contact: Maria Rosati-(212)-805-6036, mrosati@leggmason.com